UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

SMG Indium Resources Ltd.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

78454K102

(CUSIP Number)

Jody R. Samuels

65 Broadway, 12th floor

New York, New York 10006

(646) 351-1099

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78454K102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jody R. Samuels
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 600,000
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 600,000
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 78454K102	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

 This statement relates to common stock, par value $.001 per share (the “Common Stock”) of SMG Indium Resources Ltd. (the “Issuer”). The Issuer’s principal executive office is located at 710 N. Post Road, Suite 400, Houston, Texas 77024.

Item 2.  Identity and Background.

(a)	This statement is filed by Jody R. Samuels, an individual.

(b)	The address for Mr. Samuels is 65 Broadway, 12th floor, New York, New York 10006.

(c)	Mr. Samuels is outside legal counsel to the Issuer.

(f)	Mr. Samuels is a United States citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

 Mr. Samuels acquired 300,000 shares of the Issuer’s Common Stock (the “Shares”) pursuant to the Agreement and Plan of Share Exchange entered into by and between the Issuer, MG Cleaners LLC and all of the members of MG Cleaners LLC on September 19, 2017. In connection with the transaction, Mr. Samuels exchanged all of the membership interests of MG Cleaners LLC beneficially owned by him for the Shares. Additionally, on September 21, 2017, the Issuer and Mr. Samuels entered into a legal services agreement pursuant to which the Issuer issued 300,000 shares of its Common Stock to Mr. Samuels.

Item 4.  Purpose of Transaction.

 See Item 3 above.

Item 5.  Interest in Securities of the Issuer.

 On September 19, 2017 and September 21, 2017, Mr. Samuels acquired an aggregate of 600,000 shares of the Issuer’s Common Stock, or 8.4% of the Issuer’s issued and outstanding shares of Common Stock, based on 7,125,190 shares of the Issuer’s Common Stock issued and outstanding. Mr. Samuels has sole voting and dispositive power over the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Mr. Samuels is not party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

There are no exhibits required to be filed pursuant to this Item 7.

CUSIP No. 78454K102	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JODY R. SAMUELS

/s/ Jody R. Samuels Jody R. Samuels

September 29, 2017